SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of December 2006

ELBIT SYSTEMS LTD.

(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑  Form 20-F        ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes        ☑  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s Proxy Statement, mailed to the Registrant’s shareholders on or about December 7, 2006.

Attached hereto as Exhibit 2 and incorporated by reference herein is the Registrant’s proxy card, mailed to the Registrant’s shareholders on or about December 7, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD.
(Registrant)

By:	/s/ Ilan Pacholder
Name:	Ilan Pacholder
Title:	Corporate Secretary

Dated: December 7, 2006

Exhibit No.	Description
1.	Proxy statement.

2.	Proxy card.

Exhibit 1

December 7, 2006

Dear Fellow Shareholder,

You are cordially invited to attend the Elbit Systems Ltd. Extraordinary General Meeting of Shareholders to be held at 11 a.m. local time on Thursday, January 11, 2007, at our offices at Advanced Technology Center, Haifa, Israel.

The agenda of the meeting and the proposal to be voted on are described in the accompanying proxy statement. For the reasons described in the proxy statement, the Board of Directors recommends that you vote “FOR” the matter as specified on the enclosed proxy card.

We look forward to greeting all the shareholders who will be present at the meeting. However, whether or not you are able to attend, it is important that your shares be represented. Therefore, at your earliest convenience, please sign, date and mail the enclosed proxy card in the envelope provided so that it is received not later than 24 hours before the meeting.

Thank you for your cooperation.

Very truly yours,

MICHAEL FEDERMANN

Chairman of the Board of Directors

JOSEPH ACKERMAN

President and Chief Executive Officer

ELBIT SYSTEMS LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

                                Haifa, Israel

                                December 7, 2006

This is notice that an Extraordinary General Meeting of Shareholders of Elbit Systems Ltd. (the “Company”) will be held at the Company’s offices at the Advanced Technology Center, Haifa, Israel, on Thursday, January 11, 2007, at 11 a.m. local time, for the purpose of approving the Company’s 2007 Stock Option Plan.

Shareholders of record at the close of business on December 6, 2006, are entitled to receive notice of, and to vote at, the meeting. All shareholders are cordially invited to attend the meeting in person.

Shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed proxy card and return it promptly in the pre-addressed envelope provided so that it is received by the Company at least 24 hours before the meeting. No postage is required if mailed in the United States. Shareholders who attend the meeting may revoke their proxies and vote their shares in person.

By Order of the Board of Directors,

MICHAEL FEDERMANN

Chairman of the Board of Directors

JOSEPH ACKERMAN

President and Chief Executive Officer

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY

GENERAL MEETING

The following questions and answers summarize the major issues to be discussed at the Extraordinary General Meeting. For a more complete description of the issues please see the accompanying Proxy Statement.

Q:	When and where is the Meeting?

A:	The Meeting will take place at 11 a.m. local time, on Thursday, January 11, 2007, at the Company’s offices at the Advanced Technology Center, Haifa, Israel.

Q:	What is the record date for the Meeting?

A:	The record date is December 6, 2006, and all shareholders holding shares at the close of business on December 6, 2006 will be entitled to receive notice of and to vote at the Meeting.

Q:	What is the item to be voted on at the Meeting?

A:	Approval of the Company’s 2007 Stock Option Plan.

Q:	Does the Company and its Board of Directors support the proposal to be voted on at the Meeting?

A:	Yes.

Q:	Are the terms of the 2007 Stock Option Plan similar to the terms of previous stock option plans of the Company?

A:	The types of options (regular and cashless options) are similar to those in previous plans, however the total number of options (1,250,000 regular options and 1,250,000 cashless options) are less than those authorized under previous plans. The other terms are generally consistent with previous Company stock option plans and are fully described in the accompanying Proxy Statement.

Q:	What voting majority is required?

A:	The required majority is more than 50% of the shares voted at the Meeting for the approval of the Company’s 2007 Stock Option Plan.

Q:	What do I need to do now?

A:	Just indicate on your proxy card how you want to vote, and sign and mail it in the enclosed return envelope as soon as possible, so that your shares will be represented at the Meeting. The signed proxy must be received by the Company at least 24 hours before the Meeting. If you sign and send in your proxy but do not indicate how you want to vote, your proxy will be counted as a vote for the proposal.

Q:	What do I do if I want to change my vote?

A:	Just mail a later-dated, signed proxy card or other document revoking your proxy in time for it to be received by the Company at least 24 hours before the Meeting or attend the Meeting in person and vote.

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Q:	If my shares are held in “street name” by my broker, a bank or other representative, will my representative vote my shares for me?

A:	If you hold your shares through a broker, bank or other representative, generally the broker or other representative may only vote the shares it holds for you in accordance with your instructions. However, if the broker or other representative does not receive your instructions in time, it may vote on certain types of matters for which it has discretionary authority.

Q:	Who can help answer my questions?

A:	For additional information about the Meeting, please contact during normal office hours, Sunday through Thursday, Ilan Pacholder, the Company’s Corporate Secretary at the Company’s offices in Haifa, Israel, telephone +972-4-8316632.

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ELBIT SYSTEMS LTD.

Advanced Technology Center

P.O. Box 539

Haifa 31053, Israel

PROXY STATEMENT

This Proxy Statement is provided to the shareholders of ordinary shares, NIS 1.00 nominal value, of Elbit Systems Ltd. (the “Company” or “Elbit Systems”) in connection with the Board of Directors’ solicitation of proxies for votes to be cast at the Shareholders’ Extraordinary General Meeting to be held on Thursday, January 11, 2007 (the “Meeting”), or at any adjournment of the Meeting, as specified in the accompanying Notice of Extraordinary General Meeting of Shareholders.

It is proposed that at the Meeting the shareholders adopt a resolution concerning the approval of the Company’s 2007 Stock Option Plan.

Shares represented by properly signed and unrevoked proxies will be voted in the manner directed by the persons designated as proxies.

QUORUM AND VOTING REQUIREMENTS

Only shareholders of record at the close of business on December 6, 2006, have the right to receive notice and to vote at the Meeting.

The Company had outstanding on November 30, 2006, 42,038,065 ordinary shares, each giving a right of one vote for the matter to be presented at the Meeting. (This amount includes 23,021 ordinary shares held by a subsidiary of the Company but does not include 385,900 ordinary shares held by the Company as treasury shares.) No less than two shareholders present in person or by proxy, and holding or representing between them one-third of the outstanding ordinary shares, will constitute a quorum at the Meeting.

If a quorum is not present within one-half hour after the time set for the Meeting, the Meeting will be adjourned and will be reconvened one week later at the same time and place unless other notice is given by the Board of Directors. If there is not a quorum within one-half hour of the time for the reconvened meeting, a quorum will be considered present as long as at least two shareholders participate in person or by proxy.

Joint holders of shares should note that according to the Company’s Articles of Association the vote, whether in person or by proxy, of the more senior of joint holders of any voted share will be accepted over vote(s) of the other joint holders of that share. For this purpose seniority will be determined by the order the joint holders’ names appear in the Company’s Register of Shareholders.

A majority of votes cast at the Meeting either in person or by proxy is required to approve the matter to be voted upon at the Meeting (approval of the Company’s 2007 Stock Option Plan).

VOTING BY PROXY

A proxy form for use at the Meeting and a return envelope for the proxy form are enclosed. Shareholders may revoke any proxy form prior to its exercise by filing with the Company a written notice of revocation or a properly signed proxy form of a later date, or by voting in person at the Meeting. In order to be counted for purposes of voting at the Meeting, a properly signed proxy form must be received by the Company at least 24 hours before the Meeting.

Unless otherwise indicated on the proxy form, shares represented by a properly signed and received proxy in the enclosed form will be voted in favor of the above described matter to be presented for voting at the Meeting. Abstentions will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

Proxy forms are being mailed to shareholders on or about December 7, 2006, and will be solicited mostly by mail. However, in some cases proxies may be solicited by telephone, telegram or other personal contact. The Company will pay for the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to shareholders.

POSITION STATEMENTS

Shareholders are permitted to express their position on the proposal on the agenda of this Meeting by submitting a written statement (the “Position Statement”), through the Company, to the other shareholders. Position Statements should be submitted to the Company at its registered offices, at Elbit Systems Ltd., Advanced Technology Center, Haifa, 31053 Israel, to the attention of Mr. Ilan Pacholder, Corporate Secretary, no later than December 16, 2006. Reasonable costs incurred by the Company in dealing with a Position Statement will be borne by the submitting shareholder.

BENEFICIAL OWNERSHIP OF SECURITIES BY

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows, as of November 30, 2006, to the best of the Company’s knowledge, the number of ordinary shares(1) owned by (i) all shareholders known by the Company to own 5% or more of the Company’s ordinary shares and (ii) all directors and officers of the Company as a group.

Federmann Enterprises Ltd. 99 Hayarkon Street Tel-Aviv, Israel(2)	19,105,448		45.45%

Heris Aktiengesellschaft c/o 99 Hayarkon Street Tel-Aviv, Israel	3,836,458	(3)	9.13%

All officers and directors as a group (26 persons)	186,678	(4)	0.44%

(1)	The total number of ordinary shares includes 23,021 ordinary shares held by a subsidiary of Elbit Systems but excludes 385,900 ordinary shares held by Elbit Systems as treasury shares.
(2)	Federmann Enterprises Ltd. (“FEL”) owns the shares of Elbit Systems directly and indirectly through Heris Aktiengesellschaft (“Heris”) which is controlled by FEL. FEL is controlled by Beit Federmann Ltd. (“BFL”). BFL is controlled by Beit Bella Ltd. (“BBL”) and Beit Yekutiel Ltd. (“BYL”). Michael Federmann is the controlling shareholder of BBL and BYL. He is also the Chairman of Elbit Systems’ Board and the Chairman of the Board and the Chief Executive Officer of FEL. Therefore, Mr. Federmann controls, directly and indirectly, the vote of the shares owned by Heris and FEL. As of November 30, 2006 4,655,448 Elbit Systems ordinary shares held by FEL were pledged to Bank Leumi Le-Israel BM to guarantee loans provided to FEL in connection with FEL’s purchase in 2004 of the Elbit Systems shares then held by Elron Electronic Industries Ltd.

On November 27, 2006, FEL purchased 2,350,000 of the Company’s shares from Koor Industries Ltd. (“Koor”), and the shareholders agreement entered into in April 2005 between FEL and Koor was terminated. A portion of these shares purchased by FEL from Koor are held by a trustee for the benefit of FEL until completion of installment payments to Koor over a 13-month period.

(3)	The amount of shares owned by Heris is included in the amount of shares held by FEL as set forth in footnote (2) above.
(4)	This amount does not include any shares that may be deemed to be beneficially owned by Michael Federmann as described in footnote (2) above. There are no shares underlying options that are currently exercisable or that will become exercisable within sixty (60) days of November 30, 2006.

APPROVAL OF THE COMPANY’S 2007 STOCK OPTION PLAN

Background

On November 13, 2006, the Audit Committee and the Board of Directors of Elbit Systems, respectively, approved the Elbit Systems Ltd. 2007 Stock Option Plan (the “Plan”), subject to shareholder approval. The Plan authorizes the issuance of up to a maximum of 2,500,000 of Elbit Systems’ ordinary shares, par value New Israeli Shekel (“NIS”) 1.0 per share (“Ordinary Shares”) as a result of the exercise of options under the Plan. Pursuant to the Plan, Elbit Systems may grant to key employees of Elbit Systems and its wholly-owned subsidiaries (“Eligible Employees”) up to 1,250,000 regular options (the “Regular Options”) and up to 1,250,000 options with a “cashless” exercise mechanism (the “Cashless Options”) (collectively, the “Options”), to purchase Elbit Systems’ Ordinary Shares.

PLAN SUMMARY

The following summary of certain material features of the Plan does not purport to be complete and is qualified in its entirety by reference to the text of the Plan, a copy of which is set forth in the Exhibit to this Proxy Statement.

Administration

The Plan will be administered by the Board of Directors or a committee of the Board of Directors (the “Administrator”) consisting of at least two (2) members of the Board, which Administrator will meet the requirements of Elbit Systems’ Articles of Association and applicable legal requirements. The Board of Directors has appointed the Compensation Committee of the Board to serve as the Administrator of the Plan.

Among other things, the Administrator is empowered to determine within the framework of the Plan:

•	the Eligible Employees to receive Options and the number of Options to be granted for each Eligible Employee’s benefit (subject to the approval of the Board of Directors if such approval is required by Law);

•	the time(s) at which Options will be granted; and

•	any measures and actions as may be deemed necessary or advisable for the administration, interpretation and implementation of the Plan.

Nature of Option Awards

The Options covered by the Plan are equally divided between Regular Options and Cashless Options.

•	Regular Options: During the Exercise Period (defined below), and subject to vesting requirements described below, each Regular Option gives an Eligible Employee the right to purchase one (1) Ordinary Share by paying the Exercise Price (defined below).

•	Cashless Options: During the Exercise Period, and subject to the vesting requirements described below, each Cashless Option gives an Eligible Employee the right to purchase a fraction of an Ordinary Share with a value equal to the difference between the Exercise Price and the trading price of the Ordinary Shares on the Tel-Aviv Stock Exchange (“TASE”) on the date the Cashless Option is exercised. The employee must pay the par value of one (1) NIS for each Ordinary Share received on exercise of Cashless Options.

One-half of the Options granted to each Eligible Employee will be Regular Options and one-half will be Cashless Options.

Options granted to an Eligible Employee pursuant to the Plan will not be registered for trading on the TASE and will not be quoted on the Nasdaq National Market (“Nasdaq”). Furthermore, an Eligible Employee’s right to receive Options may not be transferred to any other person, including another Eligible Employee or any other employee of Elbit Systems or its subsidiaries.

Terms and Conditions of Options

Exercise of the Options

Subject to the provisions set forth below under the caption “Termination of Employment,” a holder of an Option (a “Holder”) may exercise:

•	50% of such Holder’s Options from and after the second anniversary of the date of grant of the Option (the “Grant Date”);

•	an additional 25% of such Holder’s Options from and after the third anniversary of the Grant Date; and

•	an additional 25% of such Holder’s Options from and after the fourth anniversary of the Grant Date.

Once an Option granted under the Plan becomes exercisable, it may be exercised until the earlier of five (5) years after the Grant Date or ninety (90) days after the employee’s termination of employment with Elbit Systems or a subsidiary of Elbit Systems (or immediately upon termination for cause), as the case may be (the “Exercise Period”).

Exercise Price

The exercise price (the “Exercise Price”) per Ordinary Share for Options granted to Holders who are subject to Israeli income tax will be the average price of the Ordinary Shares on the TASE for the thirty (30) trading days prior to the Grant Date. The Grant Date for the initial grant of Options under the Plan will be the date of approval of the Plan by the Company’s shareholders at a General Meeting.

For Holders who are subject to U.S. income tax, generally the Exercise Price per Ordinary Share for Options granted to Holders subject to Section 409A of the U.S. Internal Revenue Code (the “Code”), or regular Options granted as incentive stock options, is an amount equal to 100% of the fair market value of Ordinary Shares on the Grant Date. If the Exercise Price per Ordinary Share for Options granted to Holders subject to Section 409A of the Code is less than the fair market value of the Ordinary Shares on the Grant Date, such Options will be granted subject to terms and conditions that satisfy the requirements for the deferral of compensation under Section 409A of the Code.

The Exercise Price per Ordinary Share for Options granted to Holders not subject to Israeli or U.S. income tax will be determined by the Administrator and may be different from the Exercise Price applicable to Holders who are subject to Israeli or U.S. income tax.

Manner of Exercise

To exercise an Option during the Exercise Period, a Holder must send a written notice thereof (an “Exercise Notice”) to Elbit Systems or to the designated Trustee (as defined below) on a form provided by Elbit Systems or the Trustee that states the number of Options to be exercised (Regular and Cashless) accompanied by payment of the Exercise Price for Regular Options and an amount equal to one (1) NIS for each Ordinary Share resulting from the exercise of the Cashless Options that such Holder desires to exercise.

To exercise an Option, a Holder may also be required to submit any additional documents requested by Elbit Systems or the Trustee. Once an Exercise Notice is given by a Holder, it may not thereafter be cancelled, changed or exercised in part.

The number of Ordinary Shares which a Holder is entitled to acquire pursuant to the exercise of his or her Options may be adjusted under certain circumstances as described in the Plan (e.g., in the event of a change in the capital of Elbit Systems).

Expiration of Options

Once exercised, Options expire on the date Ordinary Shares are issued in respect of such exercise. Otherwise, an Option that is not exercised will expire at the end of the Exercise Period.

Termination of Employment

If a Holder’s employment with Elbit Systems or an applicable subsidiary is terminated for any reason other than cause, death, retirement or disability, before the Option is fully exercisable, such Holder will not thereafter be entitled to exercise the unvested portion of such Option, and exercise of Options that have vested by such time must be made within ninety (90) days of termination of employment. If a Holder’s employment with Elbit Systems or a subsidiary is terminated for cause, the right to exercise the Option, whether vested or unvested, ceases immediately.

If a Holder’s employment with Elbit Systems or a subsidiary is terminated because of the Holder’s retirement, death or disability, the vested portion of the Option will be exercisable for the earlier of twelve (12) months thereafter or the end of the Exercise Period.

The foregoing will not apply if such termination is the result of a transfer of such Holder from Elbit Systems to a subsidiary or from a subsidiary to Elbit Systems or another subsidiary, in which case the Holder may retain the Options until the end of the Exercise Period.

Israeli Tax Consequences

The following is a brief summary of certain Israeli tax implications of the grant of Options. This discussion is based on relatively new legislation that may be subject to further judicial or administrative interpretation, and there can be no assurance that the information expressed below will comply with any such applicable future interpretation. This discussion is not intended to, and does not, cover all possible tax consequences.

Various Tax Tracks

The Israeli Tax Ordinance [New Version] of 1961 (the “Tax Ordinance”) allows for the grant of options to a company’s employees and officers (other than controlling shareholders) through one of two tax tracks with a trustee: the capital gains track through a trustee and the income tax track through a trustee. In each case the options granted to employees are deposited in trust for employees in the name of a designated trustee (the “Trustee”). Once a company has selected a tax track it is prohibited from selecting a different track for a period of twelve (12) months following the end of the tax year in which the first options were granted under the originally selected tax track.

The Income Tax Track Through A Trustee (the “Income Tax Track”)—Under this track the Holder pays income tax (according to the marginal tax rate of the Holder of up to a 49% tax rate, (which includes payments to the National Insurance Institute and the Health Tax) on the profit gained upon the earlier to occur of the transfer of the underlying shares from the Trustee or the sale of the underlying shares. A company may recognize expenses pertaining to the options for tax purposes. The options (or upon their exercise, the underlying shares) must be held by a Trustee for a period of twelve (12) months commencing on the Grant Date of the options.

The Capital Gains Tax Track Through A Trustee (the “Capital Gains Track”)—Under this track the Holder pays capital gains tax at a rate of 25% on the profit gained upon the earlier to occur of the transfer of the underlying shares from the Trustee or the sale of the underlying shares. In this track the Holder is not required to make payments to the National Insurance Institute or the Health Tax. In the event the exercise price of the options is lower than the average price of the company’s shares on the TASE during the thirty (30) trading days preceding the allocation date of the options to the Trustee (which will be the same day as the Grant Date) (the “TASE Market Price”), the Holder will be required to pay income tax on the difference between the exercise price and the TASE Market Price (at the marginal tax rate of the Holder of up to a 49% tax rate, which includes payments to the National Insurance Institute and the Health Tax), and at a 25% rate on profits above the TASE Market Price.

Under the Capital Gains Track a company may not recognize expenses pertaining to the options for tax purposes, except with respect to the amounts paid if the exercise price is less than the TASE Market Price. The options (or upon their exercise, the underlying shares) must be held by a Trustee for a period of twenty-four (24) months from the Grant Date (the “Lock-up Period” ). A violation of the Lock-up Period results in payment by the Holder of income tax according to the marginal tax rate of the Holder of up to a 49% tax rate, which includes payments to the National Insurance Institute and the Health Tax, on all profits gained upon the earlier to occur of the transfer of the underlying shares from the Trustee or the sale of the underlying shares. In such a case the company will be obligated to make the employer’s payments to the National Insurance Institute.

Tax Track Without A Trustee—The Tax Ordinance also enables a company to issue options without using a Trustee. In such event, the Holder pays income tax (according to the marginal tax rate of the Holder of up to a 49% tax rate, which includes payments to the National Insurance Institute and the Health Tax, on the profit upon the sale of the underlying shares. In such case the company may not recognize expenses pertaining to the options for tax purposes.

Selection of the Capital Gains Track

The Board of Directors of the Company has selected the Capital Gains Track described above for the grant of the Options under the Plan. A Trustee has been designated by the Company for purposes of the Plan. Since the Plan provides that half of the Options are Cashless Options, which are exercised through a virtually cashless exercise mechanism as detailed above, the Company has applied to the Israeli tax authority and received a pre-ruling, subject to certain terms and subject to final approval and signature by the Israeli tax authority, with respect to the calculation of the capital gain of the Cashless Options. If the Holder breaches such terms, he or she may be liable to a higher tax rate.

Withholding Taxes

Any tax implications pursuant to any applicable law in connection with the grant of Options, their exercise, their holding or the sale of the Ordinary Shares will be borne by the Holder. In the event the Company and/or any subsidiary and/or the Trustee will be required to withhold or pay any tax in connection with the Options or the Ordinary Shares, such entity or Trustee will be entitled to demand payment of such tax from the Holder.

Application to Ordinary Shares, Bonus Shares and Other Share Distributions

The provisions referred to above will also apply with respect to Ordinary Shares received upon exercise (together with all required adjustments) of Options, to bonus shares and to any other share distribution, including in the context of an issuance of rights, to which the employee is entitled during the period in which the Options or Ordinary Shares are held in trust.

U.S. Tax Consequences

The following is a general summary of the U.S. federal income tax consequences of the grant of the Options under the Plan to Eligible Employees who are U.S. citizens or residents. This discussion does not cover all of the tax rules applicable to the grant and exercise of the Options and the ownership of the Ordinary Shares issuable upon exercise thereof, including the application of the “passive foreign investment company” rules, the exercise of an Option with previously acquired shares, the treatment of a person owning 10% or more of the Ordinary Shares or a dealer in the Ordinary Shares, the state or local income or other tax consequences inherent in the ownership and exercise of the Options and the ownership and disposition of the underlying shares. In addition, the tax rules outlined below are subject to change, possibly with retroactive effect.

Non-Qualified Regular Options

An Eligible Employee will not recognize income upon the grant of a Regular Option or at any time prior to the exercise of the Regular Option or a portion thereof. At the time the Eligible Employee exercises a non-qualified Regular Option or portion thereof with an Exercise Price equal to the fair market value of the Ordinary Shares on the Grant Date, he or she will recognize compensation taxable as ordinary income in an amount equal to the amount the fair market value of the Ordinary Shares on the date the Regular Option is exercised exceeds the Exercise Price. Elbit Systems will then be entitled to a corresponding deduction.

To the extent that the aggregate fair market value (on the Grant Date) of the Ordinary Shares subject to a Regular Option designated as an incentive stock option are exercisable for the first time during a calendar year is more than $100,000, the Eligible Employee will recognize compensation taxable as ordinary income on the Ordinary Shares exceeding such limitation in an amount equal to the amount the fair market value of the Ordinary Shares (on the date the Regular Option is exercised) exceeds the Exercise Price. Elbit Systems will then be entitled to a corresponding deduction.

At the time the Eligible Employee receives a distribution of Ordinary Shares subsequent to the exercise of a non-qualified Regular Option or portion thereof with an Exercise Price less than the fair market value of the Ordinary Shares on the Grant Date, he or she will recognize compensation taxable as ordinary income in an amount equal to the amount the fair market value of the Ordinary Shares (on the date the Ordinary Shares are distributed) exceeds the Exercise Price. Elbit Systems will then be entitled to a corresponding deduction.

Depending upon the period Ordinary Shares are held after exercise, the sale or other taxable disposition of such Ordinary Shares acquired through the exercise of a non-qualified Regular Option generally will result in a short or long-term capital gain or loss equal to the difference between the amount realized on such disposition and the fair market value of such Ordinary Shares when the non-qualified Regular Option was exercised.

Incentive Stock Options

All or any portion of the Regular Options may be issued to Eligible Employees who are subject to United States income tax as incentive stock options within the meaning of Section 422(b) of the Code.

To the extent that the aggregate fair market value (on the Grant Date) of the Ordinary Shares subject to a Regular Option are exercisable for the first time during a calendar year is $100,000 or less, an Eligible Employee who exercises Regular Options designated as incentive stock options will not be taxed at the time he or she exercises the Regular Options or a portion thereof. Instead, he or she will be taxed at the time he or she sells the Ordinary Shares purchased pursuant to the exercise of the Regular Options. The Eligible Employee will be taxed on the difference between the price he or she paid for the Ordinary Shares and the amount for which he or she sells the Ordinary Shares.

If the Eligible Employee does not sell the Ordinary Shares prior to two (2) years from the Grant Date of the Option and one (1) year from the date the Ordinary Shares are transferred to him or her, the Eligible Employee will be entitled to capital gain or loss treatment based upon the difference between the amount realized on the disposition and the aggregate Exercise Price, and Elbit Systems will not receive a corresponding deduction. If the

Eligible Employee sells the Ordinary Shares at a gain prior to that time, the difference between the amount the Eligible Employee paid for the Ordinary Shares and the lesser of (1) the fair market value on the date of exercise or (2) the amount for which the Ordinary Shares are sold, will be taxed as ordinary income, and Elbit Systems will be entitled to a corresponding deduction. If the Ordinary Shares are sold for an amount in excess of the fair market value on the date of exercise, the excess amount will be taxed as capital gain.

If the Eligible Employee sells the Ordinary Shares for less than the amount he or she paid for the Ordinary Shares prior to the one (1) or two (2)-year periods indicated above, no amount will be taxed as ordinary income and the loss will be taxed as a capital loss.

Exercise of an incentive stock option may subject an Eligible Employee to, or increase an Eligible Employee’s liability for, the alternative minimum tax.

Cashless Options

An Eligible Employee will not recognize income upon the grant of a Cashless Option or at any time prior to the exercise of the Cashless Option or a portion thereof. At the time the Eligible Employee exercises Cashless Options or a portion thereof, he or she will recognize compensation taxable as ordinary income in an amount equal to the amount the fair market value of the Ordinary Shares on the date the Cashless Options are exercised exceeds the Exercise Price minus one (1) NIS. Elbit Systems will then be entitled to a corresponding deduction.

Non-Qualification under Section 401(a) of the Code

The Plan is not qualified under Section 401(a) of the Code.

RESOLUTION

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED”, that the Company’s 2007 Stock Option Plan as described in the Company’s Proxy Statement dated December 7, 2006 be, and hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

By Order of the Board of Directors

MICHAEL FEDERMANN

Chairman of the Board of Directors

JOSEPH ACKERMAN

President and Chief Executive Officer

Date: December 7, 2006

EXHIBIT

2007 ELBIT SYSTEMS LTD. STOCK OPTION PLAN

1.	PURPOSE

The purpose of this 2007 Stock Option Plan is to provide the benefits arising from ownership of share capital by Employees of Elbit Systems Ltd. and its Participating Affiliates (each as defined below), who are expected to contribute to the Elbit Systems Group’s future growth and success.

2.	DEFINITIONS

2.1	DEFINED TERMS

Initially capitalized terms, as used in this Plan, will have the following meaning:

“Additional Rights”	as defined in Section 13.3(d) below.

“Administrator”	the Board of Directors of the Company, or a committee to which the Board of Directors delegates power to act on its behalf with respect to the Plan. Subject to the Articles of Association of the Company, as may be amended from time to time, the Administrator, if it is a committee, will consist of such number of members (but not less than two (2)) as may be determined by the Board and subject to the requirements of the Law.

“Affiliate(s)”	a present or future entity that is at least 50% owned directly or indirectly by the Company.

“Allocate” or “Allocated”	the allocation of Options by the Company to the Trustee on behalf of an Israeli Participant or allocation to a Non-Israeli Participant, as the case may be.

“Allocation Date”	as defined in Section 6.3(b) below.

“Benefit Factor”	as defined in Section 7.4(c)(2) below.

“Board”	the Board of Directors of the Company.

“Capital Gains Tax Track Through a Trustee”	the “Capital Gains Track Through a Trustee” as provided for in Section 102 of the Tax Ordinance.

“Cashless Options”	as defined in Section 3.1 below.

“Cause”	when used in connection with the termination of a Participant’s employment with the Company or an Affiliate, termination as a result of an act or omission detrimental to the Company and/or the Affiliate, including, but not limited to: dishonesty toward the Company/Affiliate, insubordination, substantial malfeasance or nonfeasance of duty, unauthorized disclosure of confidential or proprietary information, and conduct substantially prejudicial to the business of the Company/Affiliate; or any substantial breach by the Participant of (i) his or her employment agreement or (ii) any other obligations toward the Company/Affiliate.

“Code”	the United States Internal Revenue Code of 1986, as amended, and any applicable regulations promulgated thereunder.

“Code Holding Period”	as defined in Section 13.6(a) below.

“Commencement Date”	the date of commencement of the vesting schedule with respect to a Grant of Options which, unless otherwise determined by the Administrator or unless otherwise determined in the Grant Letter, will be the Grant Date.

“Company”	Elbit Systems Ltd., a company incorporated under the laws of the State of Israel.

“Continuous Employment”	as defined in Section 11.1 below.

“Disability”	total and permanent physical or mental impairment or sickness of a Participant, making it impossible for the Participant to continue such Participant’s employment with the Company, an Affiliate or a Subsidiary.

“Employee”	with respect to Israeli Participants—as defined under Section 102; with respect to Non-Israeli Participants—an officer or other employee of the Company, a Subsidiary or an Affiliate.

“Exercise Date”	the date on which an Exercise Notice has been delivered with the payment as specified in Section 7.4(b) below.

“Exercise Notice”	as defined in Section 7.4(a) below.

“Exercise Price”	the price determined by the Administrator in accordance with Section 7.1 below which is to be paid to the Company in order to exercise a Granted Option and convert such Option into an Underlying Share.

“Fair Market Value”	as defined in Section 7.1(d) below.

“Grant Date”	as defined in Section 6.3(a) below.

“Grant Letter”	a letter from the Company to a Participant in which the Participant is notified of the decision to Grant Options to the Participant according to the terms of the Plan. The Grant Letter will specify: (i) the Tax Provision; (ii) the Exercise Price; (iii) the number of Options Granted to the Participant and (iv) the Grant Date.

“Grant” or “Granted”	with respect to Options the grant of Options by the Company to a Participant pursuant to a Grant Letter.

“Holding Period”	with regard to Options Granted under Section 102, the period in which the Allocated Options Granted to a Participant, or upon exercise thereof the Underlying Shares, are to be held by the Trustee on behalf of the Participant, in accordance with Section 102 and pursuant to the Tax Provisions which the Company selects.

“Incentive Stock Options”	Options Granted to Non-Israeli Participants in accordance with the provisions of Section 422 of the Code and designated as an Incentive Stock Option.

“Israeli Participant”	an Israeli resident who is an Employee of the Company or any Affiliate (provided that such person does not control the Company as such term is defined in the Tax Ordinance), on behalf of whom an Option is Granted pursuant to Section 102.

“Law”	the laws of the State of Israel as are in effect from time to time and any U.S. or other law applicable to Options Granted to Non-Israeli Participants.

“Merger Transaction”	(i) a sale of all or substantially all of the assets of the Company; (ii) a sale (including an exchange) of all or substantially all of the shares of the capital stock of the Company or (iii) a merger, consolidation or like transaction of the Company with or into another corporation.

“NASDAQ”	the Nasdaq Stock Market, Inc.

“NIS”	New Israeli Shekels.

“Non-Israeli Participant”	a non-Israeli resident, on behalf of whom an Option is Granted pursuant to the Code, or pursuant to any applicable Law under this Plan.

“Non-Qualified Israeli Participant”	an Israeli resident who is not qualified to receive Options under the provisions of Section 102, on behalf of whom an Option is Granted pursuant to Section 3i.

“Non-Qualified Option”	an Option not intended to be an Incentive Stock Option and designated as a Non-Qualified Option.

“Option”	Regular Options and Cashless Options.

“Participant”	an Israeli Participant, a Non-Qualified Israeli Participant or a Non-Israeli Participant.

“Participating Affiliate(s)”	a present or future entity that is wholly-owned, directly or indirectly, by the Company.

“Plan” or “Option Plan”	this Stock Option Plan, as may be amended from time to time.

“Regular Options”	as defined in Section 3.1 below.

“Retirement”	the termination of a Participant’s employment as a result of his or her reaching the earlier of (i) the age of retirement as defined by Law; (ii) the age of retirement specified in the Participant’s employment agreement or (iii) early retirement approved by the Company/Affiliate.

“Section 102”	Section 102 of the Tax Ordinance, as may be amended from time to time.

“Section 102 Breach”	As defined in Section 13.3(c) below.

“Section 102 Rules”	the Income Tax Rules (Tax Relief for Issuance of Shares to Employees), 2003, as may be amended from time to time.

“Section 3(i)”	Section 3(i) of the Israeli Tax Ordinance and any applicable rules thereto, as may be amended from time to time.

“Share(s)”	ordinary share(s) of the Company, having a par value of NIS 1.00.

“Subsidiary”	a subsidiary of the Company as defined in Section 424(f) of the Code.

“TASE”	the Tel Aviv Stock Exchange Ltd.

“Tax Ordinance”	the Israeli Income Tax Ordinance [New Version], 1961, as amended, and any regulations, rules, orders or procedures promulgated thereunder.

“Tax Provision”	with respect to the Grant of Options, either the provisions of: the Capital Gains Tax Track of Section 102, Section 3i, the Code or any other applicable Law.

“Ten Percent Shareholder”	a person who on any given date owns, either directly or indirectly (taking into account the attribution rules contained in Section 424(d) of the Code), stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or a Subsidiary.

“Term of the Options”	with respect to Granted but unexercised Options, the time period set forth in Section 9 below.

“Trustee”	a trustee appointed by the Company to hold in trust, Allocated Options and/or the Underlying Shares issued upon exercise of such Options, on behalf of Israeli Participants.

“Underlying Shares”	Shares issued or issuable upon exercise of Granted Options in accordance with the Plan.

2.2	GENERAL

Without derogating from the meanings ascribed to the capitalized terms above, all singular references in this Plan will include the plural and vice versa, and reference to one gender will include the other, unless otherwise required by the context.

3.	MANNER OF ALLOCATION OF OPTIONS

3.1	The Options will be Allocated, subject to the required approvals, in two tracks as follows: (i) Regular Options—up to 1,250,000 Options exercisable into one million two hundred and fifty thousand (1,250,000) Shares of the Company in consideration for the Exercise Price, all or any portion of which may be granted as Incentive Stock Options (“Regular Options”) and (ii) Cashless Options—up to one million two hundred and fifty thousand (1,250,000) Options, which entitle the Participant to exercise Options for an amount reflecting only the Benefit Factor as defined in Section 7.4(c) below (“Cashless Options”). Each of the Participants will be Granted an equal amount of Regular Options and Cashless Options (i.e. a Participant who is Granted of one thousand (1,000) Options, will be Granted five hundred (500) Regular Options and five hundred (500) Cashless Options). Such number of Options will be subject to adjustments as required for the implementation of the provisions of the Plan, in accordance with Section 4 below.

3.2	In the event that the right to exercise Options Granted under the Plan expires or otherwise terminates in accordance with the provisions of the Plan, such Options will become available for future Grants and Allocations under the Plan.

4.	ADJUSTMENTS

4.1	Bonus Shares

In the event that the Company distributes bonus Shares and the record date for such distribution is subsequent to the Grant Date of the Options but prior to their exercise or expiration, the number of Underlying Shares will be increased by the number of Shares each Participant would have been entitled to had such Participant exercised the Options prior to the record date set for such distribution. The Exercise Price of the Options will not be increased due to the increase in the number of Underlying Shares the Participant is entitled to following a distribution of bonus Shares. For the avoidance of doubt, a Participant will not be entitled to exercise any rights arising out of the distribution of bonus Shares prior to the Exercise Date of the applicable Options. Notwithstanding the foregoing, in the event that the Company distributes bonus Shares to a Non-Israeli Participant residing in the United States, such bonus Shares shall be granted in the form of a new Option grant to such Participant in accordance with the provisions of the Plan.

4.2	Change in Capitalization

In the event of a split or a consolidation of Shares, or any other change in capital of a materially similar nature, the Company will make the changes or the adjustments necessary in order to prevent the dilution or increase of the rights of the Participants within the framework of the Plan with respect to the number and class of the Underlying Shares and/or the Exercise Price of each Option.

4.3	Fraction of Shares

In any event in which the Company will be required to issue to a Participant a fraction of a Share pursuant to an adjustment described in this Section 4, the Company will not issue such a fraction of a Share, and the number of Shares will be rounded down to the closest whole number of Shares.

4.4	For the purposes of this Section, the Company’s calculation will be final, and the Participant shall have no claim or demand resulting therefrom against the Company or anyone acting on its behalf.

5.	ADMINISTRATION OF THE PLAN

5.1	POWER

Subject to the Law, the Company’s Articles of Association and any applicable resolution of the Company’s Board of Directors, the Administrator is authorized, in its sole and absolute discretion, to exercise all powers and authorities either specifically delegated to it under the Plan or necessary or advisable in the administration of the Plan; including, without limitation, to determine:

(i)	the Participants in the Plan and the number of Options to be Granted for each Participant’s benefit (subject to the approval of the Board of Directors if such approval is required by Law);

(ii)	the time(s) at which Options will be Granted;

(iii)	the Exercise Price for any Granted Option;

(iv)	whether, to what extent and under what circumstances an Option may be settled, canceled, forfeited, exchanged or surrendered;

(v)	any terms and conditions in addition to those specified in the Plan under which an Option may be Granted;

(vi)	any measures and actions as may be deemed necessary or advisable for the administration and implementation of the Plan;

(vii)	subject to Section 7 below, the acceleration of the date on which any Option Allocated to a particular Participant under the Plan becomes exercisable;

(viii)	the Grant of Options to Participants who are not Israeli or U.S. residents, or are employed outside Israel and/or the United States, on such terms and conditions different from those specified in the Plan, as may, in the discretion of the Administrator, be necessary or desirable to further the purpose of the Plan; and

(ix)	to the extent required—the interpretation of, and determination of how to implement, the provisions of the Plan.

5.2	LIMITATIONS

Notwithstanding the provisions of Section 5.1 above, no interpretation, determination or action of the Administrator will contradict any applicable Law. No waiver or amendment with respect to the Plan will have a material adverse affect on any Participant’s rights in connection with any Option Granted under the Plan without receiving the consent of such Participant.

6.	GRANT AND ALLOCATION OF OPTIONS

6.1	CONDITIONS FOR ALLOCATION OF OPTIONS

Options may be Allocated at any time after:

(a)	the Plan has been approved by the necessary corporate bodies of the Company;

(b)	thirty (30) days after a request for approval of the Plan has been submitted to the Israeli Income Tax Authorities pursuant to the requirements of the Tax Ordinance; and

(c)	all other approvals, consents or requirements necessary by Law have been received or met.

6.2	ELIGIBILITY FOR OPTIONS

The Administrator may Grant Options to any Employee of the Company and/or the Participating Affiliates.

6.3	DATE OF GRANT AND ALLOCATION

(a)	The date on which Options will be deemed Granted under the Plan will be the date on which the Company notifies the Participant in a Grant Letter that such Options have been Granted to the Participant or the date specified as the date of Grant in the Grant Letter, if specified (the “Grant Date”).

(b)	With respect to Israeli Participants, the date on which Options will be deemed Allocated under the Plan will be the date on which the Company notifies the Trustee that such Options have been Allocated in the name of the Trustee on behalf of a Participant; and with respect to Non-Israeli Participants, the date on which Options will be deemed Allocated under the Plan will be the date on which the Company notifies such Participant that Options have been Allocated in his or her name, or any other date specified in the Grant Letter as the date of Allocation, if specified (the “Allocation Date”).

6.4	GRANT LETTERS

(a)	Any Grant of Options to a Participant will be made in the form of a Grant Letter and will include a copy of the Plan. The receipt by a Participant of such Grant Letter will be deemed a consent by such Participant that the Option is subject to all the terms and conditions of the Grant Letter and the Plan.

(b)	The Administrator may include in the Grant Letters any provision it deems necessary in order to adjust the terms of the Grant of Options to applicable laws of the jurisdiction in which a Participant resides.

7.	EXERCISE OF OPTIONS

7.1	EXERCISE PRICE

(a)	The Exercise Price per Underlying Share deliverable upon the exercise of an Option will be determined by the Board. The Exercise Price will be set forth in the Grant Letter. It should be noted that with respect to Cashless Options, the Exercise Price per Share set forth in a Grant Letter will not be the actual amount paid by the Participant to the Company for said Cashless Options, but will only be used for the purpose of calculating the Benefit Factor and the determination of the number of Shares to be issued to the Participant as the result of the exercise of a Cashless Option.

(b)	Notwithstanding the provisions of Section 7.1(a) above, the Exercise Price of Options Granted to a Non-Israeli Participant residing in the United States will not be less than 100% of the Fair Market Value of the Share as defined below, unless expressly required otherwise by the Law applicable to a Non-Israeli Participant, or in compliance with the requirements for the deferral of compensation under Section 409A of the Code and the regulations promulgated thereunder.

(c)	If an Incentive Stock Option is Granted to a Non-Israeli Participant owning more than ten percent (10%) of the Shares of the Company or the shares of a Subsidiary, or possessing at the time of the Grant more than ten percent (10%) of the total combined voting power of all classes of shares of the Company or of a Subsidiary, then the Exercise Price will be no less than one hundred and ten percent (110%) of the Fair Market Value of the Share on the Grant Date.

(d)	“Fair Market Value” means, as of any date, the value of the Shares determined as follows:

(1)	if the Shares are listed on any established stock exchange or a national market system, including without limitation on NASDAQ or TASE, the Fair Market Value will be the opening sales price for such Shares (or the closing bid, if no sales were reported) as quoted on such exchange or system for the current market trading day prior to time of determination, as reported in the Wall Street Journal, or according to any other source the Administrator deems reliable;

(2)	if the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value will be the average between the high bid and low asked prices for the Shares on the market trading day of the day of determination; or

(3)	in the absence of an established market for the Shares, the Fair Market Value thereof will be determined in good faith by the Administrator.

(e)	Notwithstanding the foregoing provisions of this Section 7.1, if the aggregate Fair Market Value of the Incentive Stock Options that are exercisable for the first time by an individual Participant during any calendar year (under all plans of the Company and any parent company or Subsidiary) exceeds one hundred thousand dollars ($100,000), such Options will be treated as Non-Qualified Stock Options.

7.2	VESTING SCHEDULE

Unless otherwise determined by the Administrator, all Options Granted on a certain date will, subject to the Participant’s Continuous Employment with Company, an Affiliate or a Subsidiary, become vested and exercisable in accordance with the following vesting schedule:

(a)	Fifty percent (50%) of the Options will be vested and exercisable from the second anniversary of the Commencement Date;

(b)	An additional twenty-five percent (25%) of the Options will be vested and exercisable from the third anniversary of the Commencement Date; and

(c)	The remaining twenty-five (25%) of the Options will be vested and exercisable from the fourth anniversary of the Commencement Date.

7.3	MINIMUM EXERCISE

(a)	No individual exercise of Options by any Participant will be for an aggregate Exercise Price of less than five hundred dollars ($500), or such other minimum sum determined by the Administrator, unless the exercise is of all of the Participant’s Options that are vested as of the Exercise Date. An Option may not be exercised for fractional shares.

(b)	The exercise of a portion of the Options Granted will not cause the expiration, termination or cancellation of the remaining unexercised Options held by the Trustee on behalf of the Participant.

7.4	MANNER OF EXERCISE

(a)	Exercise Notice

A Participant who requests to exercise Options, will deliver to the Company and/or the Trustee, in accordance with instructions to be provided to the Participant, an exercise notice in a form as will be prescribed by the Company (the “Exercise Notice”) which includes: (i) the name of the Participant and his or her identity number for Israeli Participants and social security or similar number for Non-Israeli Participants; (ii) the number of Options to be exercised; (iii) the type (Regular/Cashless) of Options to be exercised and (iv) the amount of the Exercise Price.

(b)	Exercise Price

The Participant will transfer to the Company in cash the amount equal to the aggregate Exercise Price for the Regular Options (the Exercise Price multiplied by the number of Regular Options exercised) as well as the aggregate amount of the par value of the Underlying Shares resulting from the exercise of the Cashless Options. The payment by the Participant to the Company will be in such manner as will be determined by the Company.

(c)	Exercise of Options

(1) Regular Options—if the Exercise Notice was duly executed and delivered by the Participant, and upon the payment to the Company of the aggregate Exercise Price, each Regular Option will entitle its holder to the right to purchase one Share (subject to the adjustments described in Section 4 above), in exchange for the Exercise Price paid by the Participant on the Exercise Date for each Regular Option.

(2) Cashless Options—if the Exercise Notice was duly executed and delivered by the Participant, and upon the payment to the Company of the aggregate amount of the par value of the corresponding Underlying Shares, each Cashless Option will entitle its holder with the right to purchase Shares (subject to the adjustments described in Section 4 above), in accordance with the following formula (the “Benefit Factor”):

    (A x B) - (A x C)

B

A = the number of Cashless Options the Participant requests to exercise as written in the Exercise Notice;

B = the opening price in NIS of the Shares on the TASE on the Exercise Date; and

C= the Exercise Price of each Option in NIS.

(3) The calculations for Non-Israeli Participants will be made in accordance with the NIS—U.S. dollar exchange rate in effect on the Exercise Date.

(4) The Company and/or the Trustee will make all applicable calculations with respect to the Exercise Price and the amount of Underlying Shares on the Exercise Date and such calculation will be binding on the Participants. Fractional Shares will be rounded down to the nearest whole number of Shares.

(d)	Allocation of Options

Upon the delivery of a duly signed Exercise Notice and the payment to the Company of the aggregate Exercise Price for the Regular Options and the aggregate amount of the par value of the Underlying Shares with respect to the Cashless Options specified therein, the Company will issue the Underlying Shares to the Trustee (according to the applicable Holding Period) or to the Participant, as the case may be. The Participant will execute any documents as may be reasonably required by the Company or the Trustee at any time in order to complete the Allocation process.

(e)	Expenses

All costs and expenses, including broker fees and bank commissions, deriving from the exercise of Options or Underlying Shares, will be borne solely by the Participant.

8.	WAIVER OF OPTION RIGHTS

8.1	At any time prior to the expiration of any Granted (but unexercised) Options, a Participant may waive his or her rights to such Options by a written notice to the Company’s principal office, attention Corporate Secretary. Such notice will specify the number of Options Granted that the Participant waives and will be signed by the Participant.

8.2	Upon receipt by the Company of a notice of waiver of rights in accordance with Section 8.1 above, the rights of the Participant with respect to such Options will expire and the Options will become available for future Grants and Allocations under the Plan.

9.	TERM OF THE OPTIONS

Unless earlier terminated pursuant to the provisions of this Plan, all Granted but unexercised Options will expire and cease to be exercisable as of 5:00 p.m. Israel time on the fifth (5th) anniversary of the Commencement Date of such Options. If such date is not a business day in Israel, then the right will expire on the last business day before such date, at 5:00 p.m. Israel time.

10.	EXPIRATION OF THE OPTIONS

10.1	Exercised Options will expire automatically upon the issuance of the Underlying Shares.

10.2	A Participant’s right to exercise an Option will expire at the end of the Term of such Option.

10.3	If the right of a Participant to exercise an Option has expired, the Option will not provide any rights to such Participant.

11.	EXERCISE OF OPTIONS ON TERMINATION OF EMPLOYMENT

11.1	CONTINUOUS EMPLOYMENT

(a)	For purposes of this Agreement “Continuous Employment” means the uninterrupted, non-terminated employment of a Participant with the Company, a Subsidiary and/or an Affiliate. In jurisdictions requiring notice in advance of an effective termination as an Employee, Continuous Employment will be deemed terminated upon the actual cessation of employment with the Company/Subsidiary/Affiliate notwithstanding any required notice period that must be fulfilled before a termination as an Employee can be effective under applicable labor laws.

(b)	Continuous Employment will not be considered interrupted in the case of (i) any approved leave of absence, (ii) transfers in the capacity of an Employee (including resignation from one entity and hiring by another entity) among the Company, any Subsidiary or Affiliate, or any successor that meets the definition of a Subsidiary or Affiliate, or (iii) any change in status as long as the individual remains an Employee of the Company, a Subsidiary or Affiliate (except as may otherwise be provided in the Grant Letter).

(c)	An approved leave of absence will include sick leave, military leave, or any other authorized personal leave. For purposes of each Incentive Stock Option granted under the Plan, if such leave exceeds ninety (90) days, and reemployment upon expiration of such leave is not guaranteed by statute or contract, then the Incentive Stock Option will be treated as a Non-Qualified Option on the day three (3) months and one (1) day following the expiration of such ninety (90)-day period.

11.2	TERMINATION OF EMPLOYMENT

(a)	If the Continuous Employment of a Participant is terminated for any reason (“Termination of Employment”) then, other than in the case of death, Retirement, Disability or Cause, which shall be governed respectively by Sections 11.3 and 11.4 below, any vested but unexercised Options on the date of Termination of Employment (such date as will be determined by the Company or applicable Affiliate in its sole discretion), Allocated on such Participant’s behalf may be exercised, if not previously expired, not later than the earlier of (i) ninety (90) days after the date of Termination of Employment; or (ii) the Term of the Options.

(b)	The right of such Participant to exercise all other (unvested) Options will expire on the date of Termination of Employment.

11.3	TERMINATION FOR CAUSE

In the event of Termination of Employment of a Participant for Cause, the Participant’s right to exercise any unexercised Options Granted to such Participant, whether vested or not on the date of Termination of Employment, will cease as of such date of Termination of Employment, and the Options will thereupon expire. The determination by the Administrator as to the occurrence of Cause will be final and conclusive for all purposes of this Plan.

11.4	TERMINATION BY REASON OF DEATH, RETIREMENT OR DISABILITY

In the event of Termination of Employment of a Participant by reason of death, Retirement or Disability, any vested but unexercised Options will be exercisable, in the case of death, by the Participants’ personal representative or beneficiary, or in the case of Retirement or Disability, by the Participant or his or her personal representative (as the case may be) until the earlier of: (i) twelve (12) months after the date of Termination of Employment or termination of Continuous Employment, as the case may be; or (ii) until the end of the Term of the Options. Moreover, in such cases the right of the Participant to exercise all other (non-vested) Options will expire upon the date of Termination of Employment or upon termination of Continuous Employment, as applicable.

11.5	EXCEPTIONS

Notwithstanding the provisions in this Section 11 above, the Company President, may, in exceptional circumstances, permit a Participant or his or her heirs to exercise an amount of Options greater than those allowed under Sections 11.2-11.4 above, but in any event not more then the total amount of Options Allocated to the Participant.

11.6	TRANSFER OF EMPLOYMENT

(a)	Unless otherwise determined by the Administrator, a Participant’s right to Options or the exercise thereof that were Granted to him or her under this Plan will not be terminated or expire solely as a result of the fact that the Participant’s employment changes from the Company to an Affiliate or vice versa. Tax consequences of such a transfer, if any, will be borne solely by the Participant.

(b)	For the avoidance of doubt, it is clarified that the Company will not be obligated to provide the Participant any notice in connection with the expiration of the Options, and no Participant will have any claim and/or demand against the Company due to the expiration of the Options and/or due to the absence of any such notice by the Company to the Participant.

12.	TRANSFER OF RIGHTS UPON DEATH

No transfer of any right to an Option or Underlying Share issued upon the exercise thereof by will or by the laws of descent will be effective to bind the Company unless and until the Company is furnished with the following signed and notarized documents by an Israeli notary or, if exercised outside of Israel, a qualified lawyer:

(a)	A written request for such transfer and a copy of the legal documents creating and confirming the right of the person acting with respect to the Participant’s estate and the transferee;

(b)	A written undertaking by the transferee to pay any amounts in connection with the Options and Underlying Shares and any other payment due according to the provisions of the Plan and otherwise abide by all the terms of the Plan; and

(c)	any such other evidence as the Administrator may deem necessary to establish the right to the transfer of the Options or Underlying Shares issued upon the exercise thereof and the validity of the transfer.

13.	TAX PROVISIONS FOR OPTIONS

13.1	VARIOUS TAX PROVISIONS

All Options under this Plan will be Granted in accordance with one of the following Tax Provisions:

(1)	The Company will Grant Options to Israeli Participants in accordance with the provisions of Section 102 and the Section 102 Rules related to the Capital Gains Tax Track. Options that are Granted under Section 102 can only be granted to Israeli Participants who are Employees of the Company or its Participating Affiliates.

(2)	The Company will Grant Options to Non-Qualified Israeli Participants in accordance with the provisions of Section 3(i).

(3)	The Company may Grant Incentive Stock Options or Non-Qualified Options to Non-Israeli Participants under the provisions of Section 422 of the Code or other applicable Law taking into account the requirements for the treatment or avoidance of treatment as a deferral of compensation under Section 409A of the Code.

13.2	TAX PROVISION SELECTION

The Company, at its sole discretion, will elect under which Tax Provision each Option will be Granted in accordance with applicable Law. Accordingly, the Company will elect whether to Grant Options to one or more Participants under the Capital Gains Tax Track, under the provisions of Section 3i, under the provisions of the Code or other applicable laws in other relevant jurisdictions outside Israel and the United States. The Company will notify each Participant in the Grant Letter under which Tax Provision the Options for that Participant are Granted. If the Company does not specify in the Grant Letter the Tax Provision relating to an Option Granted to a Non-Israeli Participant, such Option will be deemed to be a Non-Qualified Option.

13.3	SECTION 102 TRUSTEE TAX TRACKS FOR ISRAELI PARTICIPANTS

(a)	With respect to Options granted under the Capital Gains Tax Track, in accordance with the requirements of Section 102, the Company will appoint a Trustee who will hold in trust on behalf of each Israeli Participant the Allocated Options and the Underlying Shares issued upon exercise of such Options.

(b)	The Holding Period for such Options will be twenty-four (24) months from the Allocation Date; or shorter period as may be determined in any amendment to Section 102.

(c)	Subject to Section 102 and the Rules, Israeli Participants will not be entitled to receive from the Trustee, nor will they be entitled to sell or dispose of Underlying Shares before the end of the applicable Holding Period. If a Participant sells or removes the Underlying Shares from the Trustee before the end of the applicable Holding Period (“Section 102 Breach”), the Participant will pay all applicable taxes imposed on such breach by Section 7 of the Section 102 Rules.

(d)	In the event of a distribution of rights, including an issuance of bonus Shares, in connection with Options originally Allocated (the “Additional Rights”), subject to the other applicable terms of this Plan, all such Additional Rights will be Allocated and/or issued to the Trustee for the benefit of Israeli Participants and will be held by the Trustee for the remainder of the Holding Period applicable to the Options originally Allocated. Such Additional Rights will be treated in accordance with the provisions of the applicable Tax Track.

(e)	The Trustee will not transfer Options to any third party, including a Participant, except in accordance with instructions received from the Company.

13.4	CONCURRENT CONDITIONS

The Holding Period and vesting period may run concurrently, but neither is a substitute for the other, and each are independent conditions for Options Granted.

13.5	TRUST AGREEMENT

The terms and conditions applicable to the trust on behalf of Israeli Participants relating to the Capital Gains Tax Track will be set forth in an agreement signed by the Company and the Trustee.

13.6	INCENTIVE STOCK OPTIONS

(a)

If the Option Granted is an Incentive Stock Option, and if the Non-Israeli Participant sells or otherwise disposes of any of the Underlying Shares on or before the later of (i) the end of two (2) years following the Grant Date; and (ii) the end of one (1) year following the transfer of such Underlying Shares to the Non-Israeli Participant upon exercise of the Option (the “Code Holding Period”), then the Non-Israeli Participant will immediately notify the Company of such disposition of the Underlying Shares.

(b)	Any disposition of the Underlying Shares before the end of the Code Holding Period may impose income tax withholding liability on the Company or a Subsidiary as the case may be, and may impose other tax liabilities on the compensation income recognized from such disposition.

14.	GENERAL TAX MATTERS

14.1	This Plan will be governed by, and will conform with and be interpreted so as to comply with the requirements of the Ordinance and the Code, or any other applicable Law and any written approval from any relevant tax authorities. All tax consequences under any applicable Law which may arise from the Grant or Allocation of Options, from the exercise thereof or from the holding or sale of Underlying Shares (or any other securities that may be issued under the Plan) by or on behalf of the Participant, will be borne solely by the Participant. The Participant will indemnify the Company and/or Affiliate and/or Subsidiary, as the case may be, and hold them harmless, against and from any liability for any such tax or any related penalty, interest or indexing.

14.2	In an event of a disqualifying disposition with respect to Options Granted to a Non-Israeli Participant, such Options will be treated in accordance with the requirements of the Code.

14.3	The Fair Market Value of the Shares will be determined in accordance with Section 7.1 of this Plan, unless required otherwise by any applicable Law.

15.	WITHHOLDING TAXES

15.1	Whenever an amount with respect to withholding tax relating to Options Granted to a Participant and/or Underlying Shares issued upon the exercise thereof is due from the Participant, the Company, an Affiliate, a Subsidiary and/or the Trustee, the Company/Affiliate/Subsidiary/Trustee will have the right to demand from a Participant such amount sufficient to satisfy any applicable withholding tax requirements related thereto. Whenever Shares or any other non-cash assets are to be delivered pursuant to the exercise of an Option, or transferred thereafter, the Company/Affiliate/Subsidiary/Trustee will have the right to require the Participant to remit to the Company/Affiliate/Subsidiary/Trustee an amount in cash sufficient to satisfy any applicable withholding tax requirements related thereto. If such amount is not timely remitted, the Company/Affiliate/Subsidiary/Trustee will have the right to withhold or set-off (subject to Law) such Shares or any other non-cash assets pending payment by the Participant of such amounts.

15.2	With regard to Options Granted to Israeli Participants—until all taxes have been paid in accordance with Rule 7 of the Section 102 Rules, Options and/or Underlying Shares may not be sold, transferred, assigned, pledged, encumbered or otherwise willfully hypothecated or disposed of, and no power of attorney or deed of transfer, whether for immediate or future use may be validly given. Notwithstanding the foregoing, the Options and/or Underlying Shares may be validly transferred in accordance with Section 12 above, provided that the transferee thereof will be subject to the provisions of Section 102 and the Section 102 Rules as would have been applicable to the deceased Israeli Participant were he or she to have survived.

16.	RIGHTS AS A SHAREHOLDER

16.1	Unless otherwise specified in the Plan, a Participant will have all rights as a shareholder with respect to Shares issued under this Plan.

16.2	Participants will be entitled to receive any cash dividend paid to the shareholders of the Company with respect to Underlying Shares following the issuance of the applicable Underlying Shares to the Participant under this Plan. Payments of such dividend to the Participants will be subject to any required tax being withheld or otherwise deducted by the Trustee or the Company, as agreed between the Company and the Trustee.

17.	NO SPECIAL EMPLOYMENT RIGHTS

17.1	Nothing contained in this Plan will confer upon any Participant any right with respect to the continuation of employment by the Company, an Affiliate or a Subsidiary or to interfere in any way or in any time with the right of the Company/Affiliate/ Subsidiary to terminate such employment and/or, with respect to Israeli Participants, to increase or decrease the compensation.

17.2	No Participant will have any claim or demand with respect to any of the Options, except according to the specific terms of the Grant Letter provided to him or her by the Company.

18.	RESTRICTIONS ON SALE OF OPTIONS AND SHARES

18.1	OPTIONS

Options may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of except by will or the laws of descent.

18.2	SHARES

Shares issued under this Plan will be subject to all limitations imposed by the Company’s Articles of Association.

18.3	ACCELERATION PROVISION

The Administrator, in its sole discretion, may determine with respect to a specific Participant (or certain specific Participants) that all or some of the unvested Options of such participant(s) will be accelerated.

18.4	LOCK-UP

Notwithstanding the Holding Period and the Code Holding Period, in the event of any registration of the Company’s Shares on any stock exchange, at the request of the underwriters or if required under applicable law and/or by any governmental authority and/or by a decision of the Company’s Board of Directors, the Administrator may determine that the Underlying Shares issued pursuant to the exercise of Options may be subject to a lock-up period of up to 180 days, or such other period of time as may be recommended by the Company’s Board of Directors, during which time some or all of the Participants will not be permitted to sell Shares or exercise Options.

18.5	MERGERS

In the event of a Merger Transaction, then subject to Section 5.2 above, the Administrator in its sole discretion will decide:

(a)	if and how the vesting period of unvested Options will be canceled, replaced or accelerated;

(b)	if and how vested Options (including Options with respect to which the vesting period has been accelerated according to Section 18.5.(a) will be exercised, replaced and/or sold by the Company or the Trustee on the behalf of Participants; and

(c)	how Underlying Shares issued upon exercise of the Options and held by the Trustee on behalf of Participants will be replaced and/or sold by the Trustee on behalf of the Participants.

19.	VOTING RIGHTS

Options that have not yet been exercised will not have any voting rights. Following the exercise of Options, the Underlying Shares will have voting rights as specified in this Section 19. Each of the Underlying Shares will entitle the holder thereof to one (1) vote at shareholders meetings of the Company. With respect to Underlying Shares held by the Trustee of a Participant, the Trustee will forward any notice regarding shareholders meetings to the last address of the Participant provided to the Trustee by the Company. A Participant who wishes to exercise his/her right to vote at such meeting will send a letter to the Trustee at least ten (10) working days before the meeting. The Trustee will issue a power of attorney to such Participant, enabling the Participant to vote the number of Underlying Shares held for him/her in trust, in accordance with the Company’s Articles of Association.

20.	MATERIAL BREACH

In an event of a material breach by a Participant of the terms of this Plan or the Grant Letter provided to him or her, and without derogating any from the remedies available to the Company under any applicable Law, the Company may, at its sole discretion, after sending a written notice to such Participant, forfeit the right of the Participant to some or all the Options Granted to such Participant.

21.	NO RIGHT OF OTHERS TO OPTIONS

Subject to the provisions of the Plan, no person other than the Participant will have any right with respect to Options Granted to the Participant under the Plan.

22.	EXPENSES AND RECEIPTS

The expenses incurred in connection with the administration and implementation of the Plan will be borne by the Company. Any proceeds received by the Company in connection with the exercise of any Option may be used for general corporate purposes.

23.	REQUIRED APPROVALS

The Plan is subject to the receipt of all approvals required under the Ordinance, the Code and the Law, to the extent required.

24.	This Plan and all documents delivered or executed by the Company or an Affiliate or a Subsidiary in connection herewith will be governed by, and construed and administered in accordance with, the Law.

25.	TREATMENT OF PARTICIPANTS

There is no obligation for uniformity of treatment of Participants.

26.	NO CONFLICTS

In the event of any conflict between the terms of the Plan and the Grant Letter, the Plan will prevail, unless the Grant Letter states specifically that the conflicting provision in the Grant Letter will prevail.

27.	PARTICIPANT UNDERTAKINGS

By accepting Options under this Plan, the Participant (1) agrees and acknowledges that he or she has received and read the Plan and the Grant Letter; (2) undertakes to comply with all relevant provisions set forth in the Code, Section 3i or Section 102 (including provisions regarding the Capital Gains Tax Track) as applicable, the Plan, the Grant Letter and any applicable agreements between the Company and the Trustee; and (3) if the Options are Granted under Section 102, an Israeli Participant undertakes that subject to the provisions of Section 102 and the Rules, he or she will not sell or release the Underlying Shares from the trust before the end of the Holding Period (if any).

* * * *

Exhibit 2

ELBIT SYSTEMS LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 11, 2007

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby appoints MICHAEL FEDERMANN, JOSEPH ACKERMAN and ILAN PACHOLDER, and each of them, the true and lawful proxies of the undersigned, with full power of substitution, to vote with respect to all of the undersigned’s ordinary shares of ELBIT SYSTEMS LTD. (the “Company”), at the Extraordinary General Meeting of Shareholders of the Company to be held at the Company’s offices at the Advanced Technology Center, Haifa, Israel on Thursday, January 11, 2007, at 11 a.m. local time, and at any adjournments, with all power that the undersigned would have if personally present and especially (but without limitation) to vote as follows:

The shares represented by this Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted “FOR” the Proposal listed on the reverse side.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

A	☒ Please mark your votes as in this example

APPROVAL OF THE COMPANY’S 2007 STOCK OPTION PLAN.

☐  FOR            ☐  AGAINST            ☐  ABSTAIN

* * * * *

Any proxies previously given are hereby revoked.

Dated: , 200

[Name, address, number of shares]
Signature

Signature

IMPORTANT: Please sign exactly as name(s) appears above. Executors, administrators, trustees, etc. should indicate the capacity in which they sign.

The above-signed hereby acknowledge(s) receipt of the Notice of Extraordinary General Meeting of Shareholders and the accompanying Proxy Statement.